

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Holly A. Aglio
Chief Financial Officer
Marchex, Inc.
1200 5th Ave, Suite 1300
Seattle, WA 98101

     Re: Marchex, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2022
         File No. 000-50658

Dear Holly A. Aglio:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services